UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Filing No. 1 for the Month of October, 2005

ADB Systems International Ltd.

(Exact name of Registrant)

302 The East Mall, Suite 300, Toronto, Ontario Canada M9B 6C7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

ADB SYSTEMS INTERNATIONAL LTD.

On October 3, 2005 ADB Systems International Ltd. (“ADB” or the “Company”) issued a corporate update in the form of the press release attached to this Form 6-K as Exhibit 1 announcing the resignation of Jan Pederson from the Company’s Board of Directors, continued advances in customer related activities and that the Company’s ProcureMate application development is on schedule. In connection with Jan Pederson’s resignation, the Company has also filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) the Material Change Report attached to this Form 6-K as Exhibit 2.

On October 13, 2005 the Company issued a press release attached to this form as Exhibit 3, announcing managerial changes and an update on Third Quarter guidance. The Company announced that Chris Bulger has been appointed the chairman of the Board of Directors of the Company and that Mike Robb has resigned his position as chief financial officer of the Company effective as of October 14, 2005. Mr. Bulger will oversee the chief financial officer responsibilities previously handled by Mr. Robb. The Company also announced it is adjusting its revenue guidance for the third quarter of 2005 to approximately $1.1 million. Third Quarter financial results will be released after close of markets on November 9, 2005 and a conference call will be held on November 10, 2005 at 10:00 a.m. to discuss financial results and review operational activities. In connection with the announcement, the Company has also filed on SEDAR the Material Change Report attached to this Form 6-K as Exhibit 4.

This Form 6-K may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, profitability, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause ADB’s results to differ materially from expectations. These risks include ADB’s future capital needs, expectations as to profitability and operating results, ability to further develop business relationships and revenues, expectations about the markets for its products and services, acceptance of its products and services, competitive factors, ability to repay debt, ability to attract and retain employees, new products and technological changes, ability to develop appropriate strategic alliances, protection of its proprietary technology, ability to acquire complementary products or businesses and integrate them into its business, geographic expansion of its business and other such risks as ADB may identify and discuss from time to time, including those risks disclosed in ADB’s most recent Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that ADB’s plans will be achieved.

Exhibits

Exhibit 1 - Press Release dated October 3, 2005

Exhibit 2 - Material Change Report dated October 11, 2005

Exhibit 3 - Press Release dated October 13, 2005

Exhibit 4 - Material Change Report dated October 20, 2005

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADB SYSTEMS INTERNATIONAL LTD.

Date: October 25, 2005	By:	/s/ Jeffrey Lymburner
Name: Jeffrey Lymburner
Title: Chief Executive Officer